

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

<u>Via U.S. Mail</u>
Mr. Osman J. Kaldirim, President
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, TX 77063

> **Re: Woodgate Energy Corporation**
> **Form 8-K**
> **Filed September 9, 2013**
> **File No. 0-54834**

Dear Mr. Kaldirim:

We issued comments to you on the above captioned filing on September 12, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 28, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Mindy Hooker

Mindy Hooker
Accountant